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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ________)*

US DATAWORKS, INC.
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(Name of Issuer)

Common Stock, $0.0001 par value
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(Title of Class of Securities)

91729G 301
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(CUSIP Number)

Peter B. Hirshfield, Esq.
Hirshfield Law
1035 Park Avenue, Suite 7B
New York, New York 10028
(646) 827−9362
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2006

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(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box.

⁭

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d−7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Names of Reporting Persons.                                Hyundai Syscomm Corp.

  I.R.S. Identification Nos. of above persons (entities only).  20-5391892

2.             Check the Appropriate Box if a Member of a Group (see instructions)

(a) [X]

(b) [  ]

3.            SEC Use Only

4.            Source of Funds (see instructions)                                       OO

5.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  [  ]

6.            Citizen or Place of Organization                 California

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 6,100,000

11.         Aggregate Amount Beneficially Owned By Each Person  6,100,000 shares of Common Stock

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [   ]

13.         Percent of Class Represented by Amount in Row (11)        16.5%

14.        Type of Reporting Person                          CO

1.     Names of Reporting Persons.                    David Choe

         I.R.S. Identification Nos. of above persons (entities only). ______________

2.             Check the Appropriate Box if a Member of a Group (see instructions)

(a) [X]

(b) [  ]

3.            SEC Use Only

4.            Source of Funds (see instructions) AF through Hyundai Syscomm Corp.

5.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e) [  ]

6.         Citizen or Place of Organization                                     U.S.A.

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 6,100,000

11.      Aggregate Amount Beneficially Owned By Each Person    4,270,000 shares of Common Stock

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [   ]

13.         Percent of Class Represented by Amount in Row (11)        11.6%

14.        Type of Reporting Person                                            IN

1.     Names of Reporting Persons.                Samuel Lee

         I.R.S. Identification Nos. of above persons (entities only). ______________

2.             Check the Appropriate Box if a Member of a Group (see instructions)

(a) [X]

(b) [  ]

3.            SEC Use Only

4.            Source of Funds (see instructions) AF through Hyundai Syscomm Corp.

5.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e) [  ]

6.         Citizen or Place of Organization                                     U.S.A.

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON	7. Sole Voting Power -0-
8. Shared Voting Power -0-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 6,100,000

11.      Aggregate Amount Beneficially Owned By Each Person    1,830,000 shares of Common Stock

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [   ]

13.         Percent of Class Represented by Amount in Row (11)         4.9%

14.        Type of Reporting Person                                            IN

Item 1.   Security and Issuer

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of US Dataworks, Inc., a Nevada corporation (the "Issuer"), and is being jointly filed by Hyundai Syscomm Corp., a California corporation ("Hyundai Syscomm"), and by Hyundai Syscomm's sole shareholders, directors and officers, David Choe ("Choe") and Samuel Lee ("Lee"). Hyundai Syscomm, Choe  and Lee are in this Statement collectively referred to as the "Reporting Persons"). The principal executive offices of the Issuer are located at 5301 Hollister Road, Suite 250, Houston, Texas 77040.

Item 2.   Identity and Background

(a)          The names of the Reporting Persons are Hyundai Syscomm Corp., David Choe and Samuel Lee..

(b)          The business address of the Reporting Persons is Hyundai Syscomm Corp., 1065 East Hillsdale Boulevard, Suite 247, Foster City, California 94404.

(c)         The principal business of Hyundai Syscomm is to design, manufacture, supply, market, sell, install and maintain wireless networks and components and security systems throughout the world.  Choe is a business person, is a shareholder and director of Hyundai Syscomm and is the President and Chief Executive Officer of Hyundai Syscomm.  Lee is a business person, is a shareholder and director of Hyundai Syscomm and is Chairman of the Board of Hyundai Syscomm.

(d)        During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Hyundai Syscomm in a California corporation.  Choe and Lee are both citizens of the United State of America.

Item 3.     Source and Amount of Funds or Other Consideration

         Pursuant to a Purchase Agreement dated as of December 29, 2006 (the "Purchase Agreement"), between Hyundai Syscomm and the Issuer, Hyundai Syscomm subscribed for and purchased in a privately negotiated transaction an aggregate of 6,100,000 shares (the "Common Shares") of Common Stock of the Issuer.  The consideration for the issuance of the Common Shares is $1,500,000 and Hyundai Syscomm's entry into the Software Integration and Resale Agreement (the "Integration and Resale Agreement") described in Item 6.

Item 4.      Purpose of Transaction

The Reporting Persons acquired the Common Shares as an investment.

Based on a number of factors, including the Reporting Persons' evaluation of the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may purchase additional securities of the Issuer through open market or privately negotiated transactions with the Issuer or existing shareholders, or may dispose of all or a portion of the securities of the Issuer now or hereafter owned by them.

Other than as set forth above, or as noted below, the Reporting Persons do not have any plans or proposals that would result in any of the following:

(a)    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

(e)    any material change in the present capitalization or dividend policy of the Issuer;

(f)    any other material change in the Issuer's business or corporate structure;

(g)    changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)    causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)    any action similar to any of those enumerated above.

               The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above.

Item 5.      Interest in Securities of the Issuer

(a)   Aggregate Number and Percentage of Common Stock.  The Reporting Persons beneficially own 6,100,000 shares of the Issuer's Common Stock representing approximately 16.5% of the Issuer's outstanding Common Stock (based on 30,839,685 shares of Common Stock outstanding on November 1, 2006, as reported in the Issuer's Annual Report on Form 10−QSB for the period ended September 30, 2006).

(b)  Power to Vote and Dispose.   The Reporting Persons share the voting and dispositive power over the shares of Common Stock identified in response to Item 5(a) above.  Hyundai Syscomm has conveyed voting power over such shares to the chief executive officer of the Issuer pursuant to a voting Agreement and Proxy coupled with an Interest dated as of December 29, 2006.

(c) Transactions within the Past 60 Days. Hyundai Syscomm acquired the shares of Common Stock identified in response to Item 5(a) above as of December 29, 2006 in a privately negotiated transaction from the Issuer.

(d) Certain Rights of Other Persons.   Not applicable.

(e) Date Ceased to be a 5% Owner.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

As of December 29, 2006, the Issuer and Hyundai Syscomm entered into the following definitive agreements: (i) the Stock Purchase Agreement, pursuant to which, among other things, the Issuer sold Hyundai Syscomm 6,100,000 shares of its Common Stock (the "Escrow Shares") for $1,500,000 (the "Purchase Price") and the Issuer issued to Hyundai Syscomm a warrant dated as of December 29, 2006 (the "Warrant"); (ii) an Escrow Agreement dated as of December 29, 2006 (the "Escrow Agreement") with Hirshfield Law, as Escrow Agent (the "Escrow Agent"), pursuant to which, among other things, the Issuer deposited the Escrow Shares with the Escrow Agent and Hyundai Syscomm agreed to deposit the Purchase Price with the Escrow Agent; (iii) the Registration Rights Agreement dated as of December 29, 2006 (the "Registration Rights Agreement"), pursuant to which, among other things, the Issuer agreed to register the Escrow Shares and the shares of its Common Stock issuable upon the exercise of the Warrant (the "Warrant Shares") under the Securities Act of 1933 (the "Securities Act" ); (iv) the Software Integration and Resale Agreement dated as of December 29, 2006 (the "Integration and Resale Agreement"), pursuant to which, among other things: (A) the Issuer agreed to integrate into automated teller machines/teller-less kiosks ("Machines") manufactured by an affiliate of Hyundai Syscomm the Issuer's proprietary payment processing software and other software so that the Machines with the integrated software (the "Enhanced Machines") possess the increased functionality that Hyundai Syscomm and the Issuer mutually agree upon, thereby increasing the resale value of the Enhanced Machines; (B) Hyundai Syscomm agreed to provide the Issuer, commencing in the first quarter of calendar 2007 with a minimum of $25 million in aggregate resale value of Machines and Enhanced Machines on or prior to March 31, 2008; (C) the Issuer was granted North America and India as its territory (the "UDW Territory") in which it will have the exclusive right to sell and lease Enhanced Machines; (D) Hyundai Syscomm was granted the rest of the world other than the UDW Territory in which it will have the exclusive right to sell Machines and Enhanced Machines; (E) the Issuer agreed to compensate Hyundai Syscomm for supplying the Machines, the Enhanced Machines and the exclusivity in the UDW Territory to the Issuer with a portion of the gross profits ("Hyundai Syscomm's Share of Gross Profits") to be recognized by the Issuer from sale and lease in the UDW Territory of the Machines and the Enhanced Machines; and (F) Hyundai Syscomm was given the option to take all or a portion of Hyundai Syscomm's Share of Gross Profits in the form of cash and/or in the form of a credit toward the vesting of Warrant Shares under the Warrant; (v) the Warrant, pursuant to which, among other things, the Warrant could become exercisable for Warrant Shares by crediting Hyundai Syscomm's Share of Gross Profits to the vesting of Warrant Shares valued at $1.00 per share, but which limits Hyundai Syscomm's maximum ownership of the Issuer's Common Stock to 39.9%; and (vi) the Proxy, pursuant to which, among other things, Hyundai Syscomm grants the exclusive right to vote any of the Issuer's Common Stock owned by Hyundai Syscomm to the Chief Executive Officer of the Issuer.

 The foregoing description is qualified in its entirety by the definitive agreements, copies of which have been filed as exhibits hereto.

Item 7. Material to be filed as Exhibits

Description of Exhibit	Exhibit Number
Stock Purchase Agreement dated as of December 29, 2006 between the Issuer and Hyundai Syscomm	1
Escrow Agreement dated as of December 22, 2006 among the Issuer, Hyundai Syscomm and Hirshfield Law, as Escrow Agent	2
Registration Rights Agreement dated as of December 22, 2006 between the Issuer and Hyundai Syscomm	3
Software Integration and Resale Agreement dated as of December 29, 2006 between the Issuer and Hyundai Syscomm	4
Warrant dated as of December 29, 2006	5
Proxy dated as of December 29, 2006	6
Joint Filing Agreement dated as of December 29, 2006	7

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Date: January 8, 2007

/s/ David Choe_________________

David Choe, Individually and as

President and CEO of Hyundai Syscomm

/s/ Samuel Lee_________________

Samuel Lee, Individually